October 27, 2010

Via Edgar

Mr. David L. Orlic
Special Counsel, Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F St, NE
Washington, DC 20549-3628

Re:                           Res-Care, Inc.

Schedule TO-T/13E-3

Filed on October 7, 2010

Amendment No. 1 to Schedule TO-T/13E-3

Filed on October 13, 2010

Amendment No. 2 to Schedule TO-T/13E-3

Filed on October 25, 2010

Filed by Onex Rescare Acquisition, LLC et al.

File No.:  005-49827

Dear Mr. Orlic:

This letter is submitted on behalf of Onex Rescare Acquisition, LLC (the “Purchaser”) in response to your voicemail on October 26, 2010 and subsequent phone conversations with my associate on October 27, 2010.  Please find attached, as an unofficial pdf to this correspondence, a red-line comparing Amendment No. 2 to Schedule TO-T/13E-3, filed on October 25, 2010, to the Schedule TO, filed on October 7, 2010.  As discussed and as is your preference, this red-line will not reflect the fact that Exhibits (a)(1)(ii)-(v) and (a)(5)(i)-(ii) of Schedule TO/13E-3 were not filed with Amendment No. 2 to Schedule TO-T/13E-3.

Thank you for your assistance regarding this matter.  Please contact the undersigned at (212) 836-8201 or my partner Thomas Yadlon at (212) 836-7166 with any further comments or questions.

Sincerely,

/s/ Joel I. Greenberg
Joel I. Greenberg